

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 30, 2017

<u>Via E-mail</u>
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re: Rennova Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2017**
> **File No. 333-217350**

Dear Mr. Lagan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2017 letter.

<u>March 2017 Private Placements</u>

1. Please provide us a detailed discussion and analysis to support the finding that the private placement transaction was completed at the time of filing of the resale registration statement. We specifically note your disclosure that "in lieu thereof, the conversion price of such Debentures shall thereafter be 85% of the volume weighted average price at the time of conversion. In the event the Company does not elect to pay such amortization amounts in cash, each investor, in their sole discretion, any increase the conversion amount subject to the alternative conversion price by up to four times the amortization amount." For guidance, please refer to Securities Act Compliance and Disclosure Interpretation Question 139.11 on the Commission's website. We may have further comment.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: J. Thomas Cookson, Esq.
        Shutts & Bowen LLP